Exhibit 99.1

XP Appoints Victor Mansur as Chief Financial Officer Effective August 1, 2024

•	Mansur is currently XP’s Deputy CFO and an industry veteran who brings two decades of experience in treasury, trading, structuring, and sales roles

•	Outgoing CFO Bruno Constantino will serve in an advisory role for a 12-month period after the transition and remain on the XP Board

•	Head of Investor Relations André Parize appointed Chief Investor Relations Officer

SÃO PAULO―April 26, 2024―XP Inc. (Nasdaq: XP) announced today that Victor Mansur has been appointed Chief Financial Officer effective August 1, 2024, succeeding Bruno Constantino. Mr. Constantino will work closely with Mr. Mansur to ensure a smooth transition. Mr. Constantino will also continue to support XP in an advisory role for a 12-month period after the transition and will remain a member of XP’s Board of Directors. In addition, current Head of Investor Relations André Parize, who has been named Chief Investor Relations Officer, effective August 1, 2024, will report to Mr. Mansur.

Mr. Mansur currently serves as XP’s Deputy Chief Financial Officer and has held a variety of senior roles at XP since joining the company in 2012. He has been a member of XP’s Finance team reporting directly to Mr. Constantino since 2022 after having previously served as Executive Director; Head of Treasury; and Head of Structuring, Trading, and Sales. Before coming to XP, he was at two separate broker-dealer firms.

“Victor has been a key contributor to XP’s growth over the last decade into a financial services ecosystem that serves more than 4.5 million active clients. His deep understanding of our strategy and operations as well the experience he has gained overseeing much of our day-to-day finance department activity in recent years make him a natural fit to take on the CFO role,” said Chief Executive Officer Thiago Maffra. “We are grateful to Bruno’s significant contributions to growing XP to what is today and the work he has done to set Victor up for success. His continued involvement as a Board member will be critical in our ongoing efforts to implement best-in-class corporate governance practices.”

“It has been a privilege to work alongside our 6,700 employees as we turn our powerful mission into a reality, and while my title may be changing, my dedication to XP remains unwavering. By devoting more time to my responsibilities as a Director, I am excited to further strengthen our corporate governance, support our management team, and oversee a thorough succession planning process,” said Mr. Constantino. “Victor and I have been working together in the Finance team for almost two years. He will be an excellent CFO to guide XP into its next chapter, and I am committed to working closely alongside him in the coming months to facilitate a smooth transition.”

“It is an honor to be named XP’s next CFO,” said Mr. Mansur. “I am proud to be a part of this growing and dynamic company and look forward to working with Thiago and the full team to take the company to new heights.”

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 800 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.